CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$425,000	$23.72

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated September 14, 2009 (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$425,000 95% Principal Protected Notes due September 19, 2012 Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A, No. F-108

Key Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Basket Initial Valuation Date:	September 14, 2009

Issue Date:	September 17, 2009

Basket Final Valuation Date:	September 14, 2012*

Maturity Date:	September 19, 2012* (resulting in a term to maturity of approximately 3 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Brazilian real (the “USDBRL” currency exchange rate), (ii) the U.S. dollar and the Indonesian rupiah (the “USDIDR” currency exchange rate”), (iii) the U.S. dollar and the Indian rupee (the “USDINR” currency exchange rate”), (iv) the U.S. dollar and the Polish zloty (the “USDPLN” currency exchange rate) and (v) the U.S. dollar and the South African rand (the “USDZAR” currency exchange rate) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is “USDBRL”, the Brazilian real per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “BRL” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(b) where the currency exchange rate is “USDIDR”, the Indonesian rupiah per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “IDR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(c) where the currency exchange rate is “USDINR”, the Indian rupee per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “INR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(d) where the currency exchange rate is “USDPLN”, the Polish zloty per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “PLN” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(e) where the currency exchange rate is “USDZAR”, the South African rand per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “ZAR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date.

Participation Rate:	210%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Basket Performance is positive, you will receive (a) 95% of the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the Basket Performance. Accordingly, your payment per $1,000 principal amount would be calculated as follows:

$950 + [$1,000 x (participation rate x basket performance)]

If the Basket Performance is negative or equal to 0%, you will receive 95% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $950.00.

The Notes are not 100% principal protected, and you may lose 5% of your initial investment. Your principal is protected 95% only if you hold your Notes to maturity. You will lose 5% of the principal amount of your Notes if the Basket Performance is negative or equal to 0.

If the Basket Performance is positive, you may receive less than your initial investment if the Basket Performance is less than 2.38%.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = the initial level (“initial level”) for each basket component is 1.8147 with respect to USDBRL, 9940.0000 with respect to USDIDR, 48.7350 with respect to USDINR, 2.8611 with respect to USDPLN, and 7.4540 with respect to USDZAR, which, in each case, will be the reference level of each basket component on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/5 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06739J SD6 and US06739JSD62

‡	The Medium-Term Notes Program, Series A, is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100.00%	0%	100%
Total	$425,000	$0	$425,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the reference levels of the basket components are as indicated.

Example 1: In this case, all reference currencies strengthen against the U.S. dollar. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDBRL Exchange Rate	1.8147	1.5969	12.00%	1/5	2.40%
USDIDR Exchange Rate	9940	9045	9.00%	1/5	1.80%
USDINR Exchange Rate	48.7350	44.8362	8.00%	1/5	1.60%
USDPLN Exchange Rate	2.8611	2.5464	11.00%	1/5	2.20%
USDZAR Exchange Rate	7.4540	6.7086	10.00%	1/5	2.00%

Basket Performance					10.00%

PS–2

Step 2: Calculate the payment at maturity.

Because the basket performance of 10% is greater than zero as of the basket final valuation date, the payment at maturity is equal to (a) 95% of the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$950 + [$1,000 x (participation rate x basket performance)] = $950 + [$1,000 x (210% x 10%)] = $1,160

Therefore, the payment at maturity is $1,160 per $1,000 principal amount Note, representing a 16% return on investment over the term of the Notes.

Example 2: In this case, all reference currencies weaken against the U.S. dollar.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDBRL Exchange Rate	1.8147	1.9962	-10.00%	1/5	-2.00%
USDIDR Exchange Rate	9940	10735	-8.00%	1/5	-1.60%
USDINR Exchange Rate	48.7350	54.5832	-12.00%	1/5	-2.40%
USDPLN Exchange Rate	2.8611	3.0042	-5.00%	1/5	-1.00%
USDZAR Exchange Rate	7.4540	8.5721	-15.00%	1/5	-3.00%

Basket Performance					-10.00%

Step 2: Calculate the payment at maturity.

Because the basket performance of -10% is less than zero, the investor will receive a payment at maturity of $950.00 per $1,000 principal amount Note, representing a -5.00% return on investment over the term of the Notes.

Example 3: In this case, three reference currencies strengthen against the U.S. dollar while two weaken. (This occurs when C(i)Final increases from C (i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDBRL Exchange Rate	1.8147	1.7603	3.00%	1/5	0.60%
USDIDR Exchange Rate	9940	10934	-10.00%	1/5	-2.00%
USDINR Exchange Rate	48.7350	43.8615	10.00%	1/5	2.00%
USDPLN Exchange Rate	2.8611	3.0042	-5.00%	1/5	-1.00%
USDZAR Exchange Rate	7.4540	7.1186	4.50%	1/5	0.90%

Basket Performance					0.50%

Step 2: Calculate the payment at maturity.

Because the basket performance of 0.50% is greater than zero as of the basket final valuation date, the payment at maturity is equal to (a) 95% of the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$950 + [$1,000 x (participation rate x basket performance)] = $950 + [$1,000 x (210% x 0.50%)] = $960.50

Therefore, the payment at maturity is $960.50 per $1,000 principal amount Note, representing a -3.95% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

PS–3

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a return equal to the participation rate multiplied by the positive basket performance in the event that the basket performance is greater than 0%, in addition to 95% of the principal amount of your Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated for U.S. federal income tax purposes as contingent payment debt instruments. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

PS–4

•

Your Investment in the Notes May Result in a Loss—The Notes are only 95% principal protected. The return on the Notes at maturity is linked to the performance of Brazilian real, Indonesian rupiah, Indian rupee, Polish zloty and South African rand and will depend on the basket performance. You will lose 5% of your principal invested if basket performance is equal to or less than zero.

•

The Notes Might Pay Less than the Principal Amount, Even if the Basket Performance is Positive—If the basket performance is positive, you may receive less than your principal amount if the basket performance is less than 2.38%.

•

Notes Bearish on the U.S. dollar—The basket performance will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Brazilian real, Indonesian rupiah, Indian rupee, Polish zloty and South African rand over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is “USDBRL”, the Brazilian real per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “BRL” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(b) where the currency exchange rate is “USDIDR”, the Indonesian rupiah per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “IDR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(c) where the currency exchange rate is “USDINR”, the Indian rupee per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “INR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(d) where the currency exchange rate is “USDPLN”, the Polish zloty per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “PLN” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(e) where the currency exchange rate is “USDZAR”, the South African rand per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “ZAR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date.

PS–5

If any of the Bloomberg pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Reference Levels

The reference levels of the USDBRL, USDIDR, USDINR, USDPLN and USDZAR currency exchange rates on September 14, 2009 were 1.8147, 9940.0000, 48.7350, 2.8611, and 7.4540 respectively.

Historical Information

The following graphs set forth the historical performance of the Brazilian real, Indonesian rupiah, Indian rupee, Polish zloty and South African rand based on the daily, closing currency exchange rates from January 1, 2003 through September 14, 2009. We obtained the information regarding these closing currency exchange rates of the USDBRL, USDIDR, USDINR, USDPLN and USDZAR below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rates of the USDBRL, USDIDR, USDINR, USDPLN and USDZAR should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDBRL, USDIDR, USDINR, USDPLN and USDZAR currency exchange rates will result in any return in addition to your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no

PS–8

more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

PS–9